METALLA ADDS ROYALTY ON IAMGOLD'S CÔTÉ GOLD PROJECT,
ONE OF CANADA'S LARGEST GOLD MINES

FOR IMMEDIATE RELEASE	NYSE AMERICAN: MTA TSXV: MTA
June 17, 2021

Vancouver, British Columbia: Metalla Royalty & Streaming Ltd. ("Metalla" or the "Company") (NYSE American: MTA) (TSXV: MTA) is pleased to announce it has completed the acquisition of an existing 1.35% net smelter return royalty on a portion of the Côté Gold Project and all of the Gosselin project ("Côté") owned by IAMGOLD Corporation ("IAMGOLD")(NYSE: IAG; TSX: IMG) and Sumitomo Metal Mining Co., Ltd., ("Sumitomo")(TYO: 5713) for a total consideration of C$7.5 million in cash from arm's length sellers9.

Brett Heath, President & CEO of Metalla, commented, "This transaction provides extraordinary value for Metalla shareholders. The royalty covers a portion of the near term producing World-Class Côté Gold Project. Côté will be one of Canada's largest gold mines which is currently being constructed by IAMGOLD and Sumitomo. Metalla shareholders will also gain exposure to the full extent of the expected 3-5Moz Gosselin Zone 1.5km northeast of the Côté deposit which has the potential to materially enhance the production profile at Côté in the future."

CÔTÉ/GOSSELIN ZONE (1.35% NSR)(2)(3)(4)(8)

Côté is poised to become one of Canada's largest gold mines with an expected annual output of 493Koz and total cash costs of US$600/oz in the first five years of operation. Construction of the US$1.3 billion mine commenced in the fall of 2020 and is expected to ramp up to commercial production in the second half of 2023. Côté currently boasts a 7.2Moz reserve, a measured and indicated resource of 10.2Moz and an inferred resource of 3.8Moz making it one of the largest gold resources in Canada.

The royalty covers a portion of the northern and north-eastern part of the Côté pit and all of the Gosselin-Young-Shannon gold project ("Gosselin"). Gosselin is located ~1.5km to the northeast of the Côté deposit which IAMGOLD estimates to host an exploration target of 3-5Moz of gold. Gosselin was discovered in 2019 and is part of the Côté joint venture between IAMGOLD & Sumitomo. The Gosselin zones exhibit similar geology and metallurgical characteristics, indicating potential for similar gold recoveries to the Côté gold deposit. IAMGOLD expects to complete a 13,000 - 16,000 metre diamond drill program including 12,000 - 14,000 metres of delineation drilling in the Côté district to support the maiden resource estimate for the Gosselin project that IAMGOLD expects to be announced in the second half of 2021.  According to IAMGOLD, Gosselin & Young-Shannon have the potential to support production levels of ~500koz per year at the Côté operation beyond the first 5 years where production at Côté is expected to drop towards the 367Koz per year average.

Notable intercepts from the recent Gosselin exploration program include 1.28 g/t gold over 412 metres, 0.98 g/t gold over 342.5 metres and 0.94 g/t gold over 264.5 metres. The Gosselin deposit remains open at depth to the northwest and along strike to the east and southwest.

CÔTÉ/GOSSELIN ROYALTY MAP(8)

GOSSELIN EXPLORATION UPSIDE (1)(2)(4)(5)(6)(7)

Exploration Upside
	Tonnes	Gold
	(Millions)	(g/t)	(Moz)
Gosselin Zone	130 - 133	0.7 - 1.2	3.0 - 5.0

CÔTÉ RESERVE & RESOURCE ESTIMATE (1)(2)(5)(6)

Reserve & Resource Estimate
	Tonnes	Gold
	(000's)	(g/t)	(Koz)
Proven Reserves	139,253	1.0	4,640
Probable Reserves	93,747	0.9	2,644
Proven & Probable Reserves	233,000	1.0	7,284
Measured Resources	152,100	1.0	4,720
Indicated Resources	213,400	0.8	5,480
Measured & Indicated Resources	365,500	0.9	10,200
Inferred Resources	189,600	0.6	3,820

AT THE MARKET EQUITY PROGRAM UPDATE

The Company is also pleased to provide an update on its at-the-market equity program. As of the date of this news release, Metalla has sold 510,532 Common Shares under the ATM Program for gross proceeds of US$5.1 million. As a result of these proceeds and cash held on the balance sheet, the Company was fully funded to close the royalty acquisition on Côté.

QUALIFIED PERSON

The technical information contained in this news release has been reviewed and approved by Charles Beaudry, geologist M.Sc., member of the Association of Professional Geoscientists of Ontario and the Ordre des Géologues du Québec and a consultant to Metalla. Mr. Beaudry is a Qualified Person as defined in National Instrument 43-101 Standards of disclosure for mineral projects.

ABOUT METALLA

Metalla was created for the purpose of providing shareholders with leveraged precious metal exposure by acquiring royalties and streams. Our goal is to increase share value by accumulating a diversified portfolio of royalties and streams with attractive returns. Our strong foundation of current and future cash-generating asset base, combined with an experienced team, gives Metalla a path to become one of the leading gold and silver companies for the next commodities cycle.

For further information, please visit our website at www.metallaroyalty.com.

ON BEHALF OF METALLA ROYALTY & STREAMING LTD.

signed "Brett Heath"

CONTACT INFORMATION

Metalla Royalty & Streaming Ltd.

Brett Heath, President & CEO

Phone: 604-696-0741

Email: info@metallaroyalty.com

Kristina Pillon, Investor Relations

Phone: 604-908-1695

Email:  kristina@metallaroyalty.com

Website: www.metallaroyalty.com

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the Exchange) accept responsibility for the adequacy or accuracy of this release.

Notes:

(1) For details on the estimation of mineral resources and reserves, including the key assumptions, parameters and methods used to estimate the Mineral Resources and Mineral Reserves and technical data on the project, Canadian investors should refer to the NI 43-101 Technical Reports for the Côté Gold Project titled "Cote Gold Project NI 43-101 Technical Report on Feasibility Study" dated November 1, 2018 (the "2018 Technical Report") and on file at www.sedar.com and the IAMGOLD June 2020 Côté Project Update from July 21, 2020.

(2) See IAMGOLD Corporate Presentation March 2021 pg. 10 & pg. 37 and IAMGOLD Presentation titled: "The time is now: Côté Gold" dated July 21, 2020.

(3)   See IAMGOLD News Release dated March 8, 2021 ("IAMGOLD Reports Additional Positive Results from Its 2020 Resource Delineation Drilling on the Gosselin Gold Zone - Côté Gold Joint Venture Project") and IAMGOLD News Release Dated January 21, 2021 ("IAMGOLD Reports Additional Positive Results from Its Resource Delineation Drilling Program on the Gosselin Zone - Côté Gold Project, Ontario").

(4)   IAMGOLD disclosure: "Exploration Target Potential: The potential quantity and grade of the exploration targets referred to are conceptual in nature and insufficient exploration work has been completed to define a Mineral Resource. The property will require significant future exploration to advance to a resource stage and there can be no certainty that the exploration target will result in a Mineral Resource being delineated. The exploration targets are consistent with similar deposits in the area, deposit models or derived from initial drilling results."

(5) Numbers may not add due to rounding.

(6)   Mineral resources which are not mineral reserves do not have demonstrated economic viability.

(7)   Total tonnage was back-calculated using the following formula: (sum of ounces * 31.1035 / grade).

(8) The royalty covers Zone 4 and Zone 6 in the 2018 Technical Report royalty zones, which together cover the northern portion of the Côté reserve pit and the full extent of Gosselin development project. The Côté/Gosselin royalty applies to the Chester 2 patented mineral claims.

(9) Metalla was also granted a Right of First Refusal on the sale of the remaining 0.15% NSR held by one of the sellers.

TECHNICAL AND THIRD-PARTY INFORMATION

Except where otherwise stated, the disclosure in this press release relating to the Cote & Gosselin property is based on information publicly disclosed by the owners or operators of this property and information/data available in the public domain as at the date hereof and none of this information has been independently verified by Metalla. Specifically, as a royalty holder, Metalla has limited, if any, access to the property subject to the royalty. Although Metalla does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate. Some information publicly reported by the operator may relate to a larger property than the area covered by Metalla's royalty interests. Metalla's royalty interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources and production of a property.

Unless otherwise indicated, the technical and scientific disclosure contained or referenced in this press release, including any references to mineral resources or mineral reserves, was prepared in accordance with Canadian National Instrument 43-101 ("NI 43-101"), which differs significantly from the requirements of the U.S. Securities and Exchange Commission (the "SEC")  applicable to U.S. domestic issuers. Accordingly, the scientific and technical information contained or referenced in this press release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

"Inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budgets", "scheduled", "estimates", "forecasts", "predicts", "projects", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements and information include, but are not limited to,  statements with respect to expected construction and production at the Cote project, the accretive nature of and value to be derived from the transactions, future exploration, development, production, recoveries, cash flow, the profitability margins that are expected to be achieved, current and potential future estimates of mineral reserves and resources on the Cote project, the Company's potential to become a leading gold and silver company, and anticipated or possible future developments at the Cote and Gosselin project. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties, and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Metalla to control or predict, that may cause Metalla's actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the risk that the parties may be unable to satisfy the closing conditions for the contemplated transactions or that the transactions may not be completed; risks associated with the impact of general business and economic conditions; the absence of control over mining operations from which Metalla will purchase precious metals or from which it will receive stream or royalty payments and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined; problems related to the ability to market precious metals or other metals; industry conditions, including commodity price fluctuations, interest and exchange rate fluctuations; interpretation by government entities of tax laws or the implementation of new tax laws; regulatory, political or economic developments in any of the countries where properties in which Metalla holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Metalla holds a royalty or stream or other interest, including changes in the ownership and control of such operators; risks related to global pandemics, including the novel coronavirus (COVID-19) global health pandemic, and the spread of other viruses or pathogens; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Metalla; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Metalla holds a royalty, stream or other interest; the volatility of the stock market; competition; future sales or issuances of debt or equity securities; use of proceeds; dividend policy and future payment of dividends; liquidity; market for securities; enforcement of civil judgments; and risks relating to Metalla potentially being a passive foreign investment company within the meaning of U.S. federal tax laws; and the other risks and uncertainties disclosed under the heading "Risk Factors" in the Company's most recent annual information form, annual report on Form 40-F and other documents filed with or submitted to the Canadian securities regulatory authorities on the SEDAR website at www.sedar.com and the U.S. Securities and Exchange Commission on the EDGAR website at www.sec.gov. Metalla undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management's best judgment based on information currently available. No forward-looking statement can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.